SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                              For 25 September, 2007


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



Bank of Ireland Group Trading Statement
25 September 2007

Introduction

Bank of Ireland is issuing the following trading statement ahead of its close period for the half-year ending 30 September 2007. Unless otherwise stated, throughout the statement comparative performance is measured against the first half of our previous financial year (i.e. 6 months to 30 September 2007 versus 6 months to 30 September 2006).

John O'Donovan, Group Chief Financial Officer, will host a conference call at 8.00am BST today, 25 September 2007. Conference call details are outlined below.

Overview

Underlying business trends across the Bank of Ireland remain strong as expected and the Group continues to perform well in the half-year to 30 September 2007. Our investment strategies continue to deliver strong growth across all our Divisions and our results will also be characterised by further efficiency gains and continuing excellent asset quality. Our capital and funding positions remain strong and support the continuing development of our business. Financial markets have been significantly dislocated since early August 2007. The financial impact of this will be modest in our current half-year reporting period.

Excluding the impact of non-core items(1) we expect to grow underlying Earnings Per Share (EPS) by circa 10% in the half-year to 30 September 2007 on an underlying EPS of 73.0 cent for the half-year to 30 September 2006, and profit before tax (PBT) to grow by circa 12% on a similar basis(2).

For the year to 31 March 2008, the out-turn is of course subject to the impact from further prolonged volatility in the financial markets. However, subject to this, we re-affirm previous guidance of delivering low double digit underlying EPS growth for the year to 31 March 2008 (from a base of 144.6 cent for the year to 31 March 2007).

Group

Business momentum remains strong across the Group as we continue to drive growth from our core franchise and invest successfully in building our international businesses. Our disciplined approach to cost management has delivered further efficiency gains and as a result we anticipate a positive cost / income 'jaws' of circa 4%. Mid-single digit basis points margin attrition, excluding a positive impact of IAS 39 accounting treatment, is expected for the half-year to 30 September 2007 compared to the 6 month period to 30 September 2006. Asset quality remains excellent. The annualised loan loss charge as a percentage of average loans is expected to be low double digit basis points. We have no direct lending exposure to the US sub-prime mortgage market, and our indirect exposure is less than EUR10 million. Risk weighted asset growth has moderated over the reporting period.

(1) Underlying excludes the impact of non-core items: gain on disposal of business assets; gross-up for policy holder tax in the life business; investment return on treasury shares held for policy holders; hedge ineffectiveness on transition to IFRS; and cost of restructuring programme. In the 6 months to 30 September 2006 the total effect of non-core items was a gain of EUR27m.
(2) On 31 October 2006 we disposed of our 90.444% stake in Davy. Excluding the profit contribution of Davy in the prior comparative period, we expect to grow underlying EPS by circa 13% in the half year to 30 September 2007 on an underlying EPS of 70.9 cent for the half year to 30 September 2006 and PBT to grow by circa 15% on a similar basis.

We continue to strengthen our capital position and completed the sale-and-leaseback of a second tranche of retail branches in Ireland in the half-year. Our capital position continues to support the planned growth for the Group.

The Group continues to fund its lending through a combination of customer deposits and wholesale funding. The Group is confident that our funding strategy supports both our immediate business needs and our planned growth over the medium term. The Group has a well diversified funding strategy and our programmes are well spread in terms of product, geography, maturity and investor type. Our strategy over the last two years has been to broaden our funding base and steadily increase the maturity profile of our wholesale funding by increasing the percentage of our term funding, defined as maturities over one year.

As a result circa 80% of our loan book is funded by customer deposits and term funding with a maturity profile greater than one year. In addition, the Group operates within the revised and strengthened liquidity regime introduced by the Financial Regulator in July 2007. The Group has maintained a significant buffer over and above this regulatory requirement and this has been maintained through the current market volatility.

Retail Ireland

The economic backdrop to our activities in Ireland remains positive with strong fundamentals underpinning the delivery of an excellent performance in our retail and life businesses. The strength of our franchise and distribution channels is driving strong volume growth across our businesses. Asset quality remains excellent. Business Banking and our Private Banking activities are performing very well. Growth in our mortgage book is expected to be in line with the market.

Life

Bank of Ireland Life continues to make very good progress with annual premium equivalent (APE) sales ahead by over 25%. Sales of lump sum and regular savings products have been particularly buoyant and are expected to result in strong growth in operating profit.

Capital Markets

Capital Markets is expected to deliver an excellent performance with both Corporate Banking and Global Markets contributing strongly to this growth. We have continued to invest in building our international franchise in both businesses. In Corporate Banking, loan growth remains strong and well diversified. Asset quality remains excellent. In Global Markets we expect to deliver excellent profit performance with the growth in our customer business contributing strongly to this result. Asset Management continues to perform as expected.

UK Financial Services (UKFS)

The performance of our UKFS Division is expected to be strong, with a particularly good performance expected from Business Banking. Strong loan and resource growth, margin stability and excellent asset quality are key contributors to this result in Business Banking. During the six months we continued to optimise returns in our mortgage business as rising interest rates and intense competition put pressure on margins. Our mortgage book asset quality remains excellent. We continue to make good progress in the development of our joint ventures with the UK Post Office and expect to deliver strong profit growth from our Consumer Financial Services activities.

Interim Results Announcement

Bank of Ireland Group will announce its Interim Results for the half-year to 30 September 2007 on 14 November 2007.

Ends.

Conference call dial-in details
---------------------------------
Republic of Ireland free-call                  1800 300 213
Republic of Ireland local call                 01 247 5166
UK local call                                  0845 245 5000
International                                  +44 (0) 1452 562 716

Replay facility available until close of business 8 October 2007 - access code:
12336925#
--------------------------------------------------------------------------------
International dial-in                          +44 (0) 1452 55 0000
UK free call dial-in                           0800 953 1533
UK local call dial in                          0845 245 5205
USA free call dial in                          1866 247 4222
(available 30 minutes after the conference call)

In addition, a recording of the call will be available from 11.00am (BST) on 25 September 2007 on our website: www.bankofireland.ie/investor

Contact details:

John O'Donovan Group Chief Financial Officer +353 1 632 2054
Geraldine Deighan Head of Group Investor Relations +353 1 604 3501 Liam McLoughlin Director of Group Finance +353 1 604 4027
Dan Loughrey Head of Group Corporate Communications +353 1 604 3833

Forward Looking Statement
This statement contains certain forward-looking statements within the meaning of
Section 21E of the US Securities Exchange Act of 1934 and Section 27A of the US Securities Act of 1933 with respect to certain of the Bank of Ireland Group's ("the Group") plans and its current goals and expectations relating to its future financial condition and performance and the markets in which it operates. These forward looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include among others, statements regarding the Group's future financial position, income growth, business strategy, projected costs, estimates of capital expenditures, and plans and objectives for future operations. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include but are not limited to risks and uncertainties relating to profitability targets, prevailing interest rates, the performance of the Irish and UK economies and the international capital markets, the Group's ability to expand certain of its activities, competition, the Group's ability to address information technology issues and the availability of funding sources. The Bank of Ireland Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof.



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 25 September, 2007